FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 001-10306

National Westminister Bank PLC

42 St Andrew Square

Edinburgh EH2 2YE

Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 September 2006	NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ H Campbell
	Name:	H Campbell
	Title:	Head of Group Secretariat

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2006

National Westminster Bank Plc (‘NatWest’ or the ‘Group’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc and its ultimate parent company is The Royal Bank of Scotland Group plc.

These results of NatWest are published to meet the requirements of the Listing Rules of the Financial Services Authority in respect of NatWest’s preference shares, which continue to be listed on the London Stock Exchange.

FINANCIAL REVIEW

Profit

Profit before tax was up 27%, from £1,636 million to £2,085 million, reflecting strong organic income growth.

Total income

The Group achieved strong growth in income during the first half of 2006. Total income was up 15% or £605 million to £4,690 million. Total income from continuing operations rose by 18%, £702 million.

Net interest income increased by 2% to £2,216 million and represents 47% of total income (2005 – 53%).

Non-interest income increased by 29% to £2,474 million and represents 53% of total income (2005 – 47%).

Operating expenses

Operating expenses rose by 6% to £2,200 million.

Impairment losses

Impairment losses were £405 million compared with £376 million in 2005, an increase of 8%.

The directors are satisfied with the progress of the Group in the first half of 2006 and do not expect any significant change in the future.

RESTATEMENTS

Divisional results for 2005 have been restated to reflect transfers of businesses between divisions in the second half of 2005 and the first half of 2006. These changes do not affect the Group’s results.

In the second half of 2005 the Group adopted the amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 with effect from 1 January 2005. The results for the first half of 2005 have been restated. This restatement had no impact on the Group profit for the half year ended 30 June 2005.

The balance sheet as at 30 June 2005 has been restated to conform to the presentation applied at 31 December 2005.

CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

		First half 2005		Full year 2005
	2006	Discontinued*	Continuing	Discontinued*	Continuing
				(Audited)
	£m	£m	£m	£m	£m
Interest receivable	4,553	88	3,997	203	8,289
Interest payable	2,337	(5)	1,925	(9)	4,040

Net interest income	2,216	93	2,072	212	4,249

Fees and commissions receivable	1,995	22	1,764	43	3,663
Fees and commissions payable	(505)	(18)	(441)	(34)	(926)
Income from trading activities	770	—	449	—	808
Other operating income	214	—	144	—	635

Non-interest income	2,474	4	1,916	9	4,180

Total income	4,690	97	3,988	221	8,429

Staff costs	937		710	—	1,477
Premises and equipment	128	—	87	—	114
Other administrative expenses	1,006	19	1,017	70	2,440
Depreciation and amortisation	129	—	240	—	382

Operating expenses	2,200	19	2,054	70	4,413

Operating profit before impairment losses	2,490	78	1,934	151	4,016
Impairment losses	405	—	376	4	752

Operating profit before tax	2,085	78	1,558	147	3,264
Tax**	526	24	397	44	904

Operating profit after tax	1,559	54	1,161	103	2,360

Discontinued operations	—		54		103

Profit for the period	1,559		1,215		2,463
Minority interests	16		6		17

Profit attributable to ordinary shareholders	1,543		1,209		2,446

*	the Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 at neither a profit nor a loss.
**	includes overseas tax of £196 million for 2006 (first half 2005 - £128 million; full year 2005 - £273 million).

CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2006 (unaudited)

	30 June 2006	31 December 2005	30 June 2005
		(Audited)
	£m	£m	£m
Assets
Cash and balances at central banks	1,155	1,568	802
Treasury and other eligible bills	167	770	404
Loans and advances to banks	57,724	55,995	41,295
Loans and advances to customers	164,934	159,943	164,173
Debt securities	34,385	28,745	25,557
Equity shares	972	823	1,650
Intangible assets	1,218	1,198	1,110
Property, plant and equipment	1,553	1,531	1,495
Settlement balances	6,814	3,931	4,996
Derivatives	2,528	2,976	3,124
Prepayments, accrued income and other assets	2,286	3,123	2,024

Total assets	273,736	260,603	246,630

Liabilities
Deposits by banks	47,306	46,001	41,255
Customer accounts	171,088	157,924	148,068
Debt securities in issue	12,545	10,801	8,199
Settlement balances and short positions	19,514	21,574	25,826
Derivatives	2,073	2,657	2,960
Accruals, deferred income and other liabilities	3,335	3,579	3,562
Retirement benefit liabilities	1,225	1,235	1,217
Subordinated liabilities	6,147	6,648	6,709

Total liabilities	263,233	250,419	237,796
Equity:
Minority interests	742	744	282
Shareholders’ equity
Called up share capital	1,678	1,678	1,678
Reserves	8,083	7,762	6,874
Total equity	10,503	10,184	8,834

Total liabilities and equity	273,736	260,603	246,630

OVERVIEW OF CONSOLIDATED BALANCE SHEET

Total assets at £273.7 billion at 30 June 2006 were up £13.1 billion, 5%, compared with 31 December 2005, reflecting business growth.

Treasury and other eligible bills decreased by £0.6 billion, 78%, to £0.2 billion, reflecting trading activity.

Loans and advances to banks increased by £1.7 billion, 3%, to £57.7 billion. Growth in bank placings, up £5.5 billion, 13%, to £48.4 billion, were partially offset by a reduction in reverse repurchase agreements and stock borrowing (“reverse repos”), down £3.8 billion, 29% to £9.3 billion.

Loans and advances to customers were up £5.0 billion, 3%, to £164.9 billion. Lending, excluding reverse repos, rose by £7.6 billion, 5% to £152.5 billion reflecting organic growth across all divisions. Reverse repos decreased by 17%, £2.6 billion to £12.4 billion.

Debt securities increased by £5.6 billion, 20%, to £34.4 billion, principally due to increased trading book holdings in Corporate Markets.

Equity shares rose by £0.1 billion, 18%, to £1.0 billion, reflecting the increase in the fair value of available-for-sale securities.

Settlement balances rose £2.9 billion to £6.8 billion as a result of increased customer activity.

Derivatives, assets and liabilities, decreased reflecting a fall in trading volumes and the effects of interest and exchange rates.

Prepayments, accrued income and other assets were down £0.8 billion, 27% to £2.3 billion.

Deposits by banks rose by £1.3 billion, 3% to £47.3 billion to fund business growth. Increased repurchase agreements and stock lending (“repos”), up £0.1 billion to £19.6 billion and higher inter-bank deposits, up £1.2 billion, 5% at £27.7 billion contributed to this increase.

Customer accounts were up £13.2 billion, 8% at £171.1 billion. Within this, repos increased £6.1 billion, 29% to £26.8 billion. Excluding repos, deposits rose by £7.1 billion, 5%, to £144.3 billion with good growth in all divisions.

Debt securities in issue increased by £1.7 billion, 16%, to £12.5 billion.

The decrease in settlement balances and short positions, down £2.1 billion, 10%, to £19.5 billion, reflected a fall in customer activity.

Accruals, deferred income and other liabilities decreased £0.2 billion, 7% to £3.3 billion.

Subordinated liabilities were down £0.5 billion, 8% to £6.1 billion. This reflected the redemption of £0.3 billion undated loan capital and the effect of exchange rates, £0.2 billion.

Shareholders’ equity increased by £0.3 billion, 3% to £9.8 billion. The profit for the period of £1.5 billion was partly offset by the payment of ordinary dividend, £1.0 billion and £0.2 billion resulting from other movements including exchange rates.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

	First half 2006	First half 2005	Full year 2005
			(Audited)
	£m	£m	£m
Available-for-sale investments
Net valuation gains taken direct to equity	52	37	38
Net profit taken to income on sales	(36)	(3)	(324)

Cash flow hedges
Net losses taken direct to equity	(30)	(90)	(28)

Exchange differences on translation of foreign operations	(210)	12	180

Expense before tax on items recognised direct in equity	(224)	(44)	(134)
Tax on items recognised direct in equity	—	17	106

Net expense recognised direct in equity	(224)	(27)	(28)
Profit for the period	1,559	1,215	2,463

Total recognised income and expense for the period	1,335	1,188	2,435

Attributable to:
Equity holders of the parent	1,321	1,182	2,420
Minority interests	14	6	15

	1,335	1,188	2,435

CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

	First half 2006	First half 2005	Full year 2005
	£m	£m	£m
			(Restated
			- Note 9)
Operating activities
Operating profit before tax	2,085	1,636	3,411

Adjustments for:
Depreciation and amortisation	129	240	382
Interest on subordinated liabilities	125	174	304
Charge for defined benefit pension schemes	97	70	149
Cash contribution to defined benefit pension schemes	(107)	(943)	(1,007)
Other non-cash items	851	(2,686)	(3,185)

Net cash inflow/(outflow) from trading activities	3,180	(1,509)	54
Changes in operating assets and liabilities	(2,477)	10,056	24,173

Net cash flows from operating activities before tax	703	8,547	24,227
Income taxes paid	(412)	(506)	(1,170)

Net cash flows from operating activities	291	8,041	23,057

Investing activities
Sale and maturity of securities	391	346	1,600
Purchase of securities	(298)	(106)	(1,322)
Sale of property, plant and equipment	8	113	333
Purchase of property, plant and equipment	(93)	(237)	(281)
Net investment in business interests and intangible assets	(100)	6	(168)

Net cash flows from investing activities	(92)	122	162

Financing activities
Issue of subordinated liabilities	—	81	291
Proceeds of minority interests acquired	—	—	463
Costs of minority interests redeemed	—	(121)	(121)
Repayment of subordinated liabilities	(334)	(210)	(210)
Dividends paid	(1,016)	(5)	(365)
Interest on subordinated liabilities	(115)	(117)	(319)

Net cash flows from financing activities	(1,465)	(372)	(261)

Effects of exchange rate changes on cash and cash equivalents	(1,263)	635	2,621

Net (decrease)/increase in cash and cash equivalents	(2,529)	8,426	25,579
Cash and cash equivalents at beginning of period	48,424	22,845	22,845

Cash and cash equivalents at end of period	45,895	31,271	48,424

NOTES

1.	Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 8 to 14 of the 2005 Annual Report and Accounts.

2.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £406 million (first half 2005 - £376 million; full year 2005 - £753 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2006 from £2,031 million to £2,125 million, and the movements thereon were:

	First half 2006	First half 2005	Full year 2005
	£m	£m	£m
At beginning of period	2,031	2,125	2,125
Currency translation, amounts written-off and other adjustments	(280)	(378)	(771)
Charge to the income statement	406	376	753
Unwind of discount	(32)	(37)	(76)

At end of period	2,125	2,086	2,031

The provision at 30 June 2006 includes provision against loans and advances to banks of £3 million (31 December 2005 - £3 million; 30 June 2005 - £5 million).

Total impairment losses charged to the income statement comprises;

	First half 2006	First half 2005	Full year 2005
	£m	£m	£m
Loans and receivables and finance leases	406	376	753
Available-for-sale securities	(1)	—	3

Impairment losses	405	376	756

3.	Taxation

The actual tax charge differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half 2006	First half 2005	Full year 2005
	£m	£m	£m
Profit before tax	2,085	1,636	3,411

Expected tax charge	625	491	1,023
Non-deductible items	26	17	70
Non-taxable items	(2)	—	(71)
Taxable foreign exchange movements	(29)	2	35
Foreign profits taxed at other rates	(19)	(11)	(21)
Other	(75)	(78)	(88)

Actual tax charge	526	421	948

NOTES (continued)

4.	Segmental analysis

The revenues for each division in the table below are gross of intra-group transactions.

	First half 2006	First half 2005	Full year 2005
	£m	£m	£m
Total revenue

Corporate Markets
- Global Banking & Markets	1,889	1,638	3,214
- UK Corporate Banking	987	856	1,924
Retail Markets
- Retail Banking	2,022	2,631	5,339
- Direct Channels	1,023	900	1,916
- Wealth Management	706	494	1,104
Ulster Bank	1,126	824	1,788
Manufacturing	11	37	51
Central items	586	320	502
Elimination of intra-group transactions	(818)	(1,346)	(2,775)

Continuing operations	7,532	6,354	13,063
Discontinued operations	—	110	246
Disposal of strategic investments and subsidiaries	—	—	332

	7,532	6,464	13,641

	First half 2006	First half 2005	Full year 2005
	£m	£m	£m
Operating profit before tax

Corporate Markets
- Global Banking & Markets	295	442	782
- UK Corporate Banking	592	390	954
Total Corporate Markets	887	832	1,736
Retail Markets
- Retail Banking	607	535	1,148
- Direct Channels	234	151	335
- Wealth Management	106	76	158
Total Retail Markets	947	762	1,641
Ulster Bank	182	152	323
Manufacturing	—	—	—
Central items	82	(42)	(599)

Continuing operations	2,098	1,704	3,101
Discontinued operations	—	78	147
Amortisation of purchased intangible assets	(3)	(3)	(6)
Integration costs	(10)	(143)	(163)
Net gain on sale of strategic investments and subsidiaries	—	—	332

	2,085	1,636	3,411

NOTES (continued)

5.	Dividend

	First half 2006	First half 2005	Full year 2005
	£m	£m	£m
Ordinary dividend paid to holding company	1,000	—	350

6.	Litigation

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

7.	Analysis of consolidated equity

	First half 2006	First half 2005	Full year 2005
	£m	£m	£m
Called-up share capital
At beginning of period	1,678	2,102	2,102
Implementation of IAS 32 on 1 January 2005	—	(424)	(424)

At end of period	1,678	1,678	1,678

Share premium account
At beginning of period	1,291	1,286	1,286
Implementation of IAS 32 on 1 January 2005	—	5	5

At end of period	1,291	1,291	1,291

Available-for-sale reserves
At beginning of period	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	200	200
Net change	8	24	(200)

At end of period	8	224	—

Cash flow hedging reserve
At beginning of period	148
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	156	156
Net change	(23)	(63)	(8)

At end of period	125	93	148

NOTES (continued)

7.	Analysis of consolidated equity (continued)

	First half 2006	First half 2005	Full year 2005
	£m	£m	£m
Foreign exchange reserve
At beginning of period	169	(19)	(19)
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	6	6
Retranslation of net assets, net of related hedges	(207)	12	182

At end of period	(38)	(1)	169

Other reserves
At beginning and end of period	298	298	298

Retained earnings
At beginning of period	5,856	4,342	4,342
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(582)	(582)
Profit attributable to ordinary shareholders	1,543	1,209	2,446
Ordinary dividends paid	(1,000)	—	(350)

At end of period	6,399	4,969	5,856

Shareholders’ equity at end of period	9,761	8,552	9,440

Minority interests
At beginning of period	744	408	408
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(6)	(6)
Currency translation adjustments and other movements	(2)	—	(2)
Profit for the period	16	6	17
Dividends paid	(16)	(5)	(15)
Equity raised	—	2	463
Equity withdrawn	—	(123)	(121)

At end of period	742	282	744

Total equity at end of period	10,503	8,834	10,184

8.	Contingent liabilities and commitments

	30 June 2006	31 December 2005	30 June 2005
	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	2,563	2,768	2,547
Other contingent liabilities	2,959	2,967	2,723

Total	5,522	5,735	5,270

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	73,260	67,516	71,270
Other commitments	203	182	161

Total	73,463	67,698	71,431

NOTES (continued)

9.	Cash flow statement

Two line items in the 2005 full year cash flow statement have been amended as set out below. No other caption is affected and the amount of cash and cash equivalents is unchanged.

	2005		2004
	As reported	Revised	As reported	Revised
	£m	£m	£m	£m
Other non-cash items	4,227	(3,185)	(3,099)	750

Effects of foreign exchange rate changes on
cash and cash equivalents	(4,791)	2,621	2,484	(1,365)

10.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2005 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

11.	Auditors’ review

The interim results have been reviewed by NatWest’s auditors, Deloitte & Touche LLP, and their review report is set out on page 13.

12.	Date of approval

The interim results for the half year ended 30 June 2006 were approved by the Board of directors on 28 September 2006.

INDEPENDENT REVIEW REPORT TO NATIONAL WESTMINSTER BANK Plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and related notes 1 to 12 (“the financial information”). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP

Chartered Accountants

Edinburgh

28 September 2006

CONTACTS

Guy Whittaker	Group Finance Director	020 7672 0003
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

END